UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25917

UNITED BANCORPORATION OF ALABAMA, INC.
(Exact name of registrant as specified in its charter)

200 East Nashville Avenue
Atmore, Alabama 36502
(251) 446-6000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Class A Common Stock, Par Value $.01 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

EXPLANATORY NOTE: The Registrant is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons.  The Registrant is relying on Sections 12(g)(4) and 15(d) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate registration of its class of shares of common stock and suspend its duties with respect to such common stock.

Approximate number of holders of record as of the certification or notice date: 876

Pursuant to the requirements of the Securities Exchange Act of 1934 United Bancorporation of Alabama, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2012	By:	/s/ Robert R. Jones, III
Robert R. Jones, III
President and Chief Executive Officer